Mail Stop 3561

June 29, 2009

Via Fax & U.S. Mail

Mr. Jack Friedman
Chief Executive Officer
JAKKS Pacific Inc.
22619 Pacific Coast Highway
Malibu, CA 90265

>   **Re: Jakks Pacific, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 2, 2009**
>   **File No. 0-28104**

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

World Wrestling Entertainment Video Games, page 7

1. We note from your disclosure that the joint venture formed with THQ entered into a license agreement with the WWE under which it acquired the exclusive worldwide right to publish WWE video games on all hardware platforms. The term of the license agreement expires on December 31, 2009 and the joint venture has a right to renew the license for an additional five years provided that there is an absence of a material breach of the license agreement…" Considering that the WWE has filed several lawsuits against you, THQ and the joint venture declaring, among other things, that the video game license with the joint venture and an amendment to your toy licenses with WWE are void and unenforceable, please revise your MD&A in future filings to quantify the potentially adverse consequence to your business, future statement of position, future results of operations and future cash flows if the joint venture is not able to renew the license agreement with the WWE. As part of your response, please provide us with your proposed future disclosure.

Part I, page 2

Item 1A. Risk Factors, page 11

2. In future filings, please remove the references in your first paragraph that the risk factors listed in your annual report on Form 10-K are "illustrative" of the risks and uncertainties that may arise or revise to clarify that you have discussed all known material risks.

Quarterly Fluctuations and Seasonality, page 33

3. Reference is made to your disclosure on page 33 where we note significant variability in income (loss) from operations, income before income taxes and net income between the first quarter of 2008 and fourth quarter of 2008, and the comparable prior first quarter of 2007 and fourth quarter of 2007, respectively. In this regard, please provide us with (i) the nature of items and amounts that contributed to the aforementioned significant variability in the first quarter of 2008 and fourth quarter of 2008 when compared to the first quarter of 2007 and fourth quarter of 2007, respectively and (ii) the reasons why income (loss) from operations, income before income taxes and net income compared to the respective net sales for the first quarter of 2008 and fourth quarter of 2008 is disproportionately different when compared to the comparable prior quarters of 2007.

Part III, page 64

Elements of Executive Compensation, page 67

4. We note the disclosure on page 67 that the Compensation Committee has "negative discretion" to adjust performance results used to determine annual incentive and the vesting schedule of long-term incentive awards. In future filings, please describe the negative discretion that the Compensation Committee may use to adjust the performance results in determining levels of compensation.

Annual Cash Incentive Compensation, page 67

5. In future filings, please disclose all performance targets, including the targeted level of your adjusted earnings per share for your annual cash incentive compensation and the share growth targets for acceleration of the vesting period of restricted stock awards, which must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Management Discussion and Analysis

6. We note that you have recently experienced declines in the trading value of your outstanding common shares, which has resulted in the Company's market capitalization being significantly less than the Company's recorded book value of its net assets. We also note that your book value at December 31, 2008 and March 31, 2009 include a significant amount of goodwill and intangible assets. Given the significant disparity between your market capitalization and your book value at December 31, 2008 and March 31, 2009, respectively, please expand MD&A in future filings to explain the facts and circumstances which management believes are responsible for the significant disparity between your market capitalization and the book value of your equity. Also, please disclose in

future filings how the aforementioned was considered in your goodwill and intangible assets impairment analysis. As part of your response, please provide us with your proposed future disclosure.

Consolidated Balance Sheets and Income Statements

Note 4-Joint Venture, and

Form 10-Q for the period ended March 31, 2009

Note 10- Joint Venture

7. We note that in regards to your preferred return in the joint venture with THQ, you recorded a receivable of $52.8 million for the period from July 1, 2006 to December 31, 2008 and $56.2 million for the period from July 1, 2006 to March 31, 2009 based on the same rates set forth under the original joint venture agreement. In this regard, please tell us why you believe it is appropriate to recognize income using the rates set forth in the initial arrangement when your preferred return arrangement is subject to renegotiation, particularly when THQ seeks to pay a substantially lower rate than in the past. Supplementally, advise us of the amounts of the receivable and income that are subject to arbitration as of December 31, 2008 and for the quarter ended March 31, 2009, and provide us with your basis for the accounting treatment used as it is unclear to us how you conclude that realization of such amounts is probable in light of THQ's position. As part of your response, specifically cite what amounts would have been recognized should THQ's position prevail. Also, cite what consideration might be given by the arbitrator to the current unfavorable economic conditions as compared to those that existed prior to the renewal period. We may have further comment upon reviewing your response.

8. Reference is made to the joint venture with THQ. In this regard, please tell us if this joint venture is a variable interest entity as defined by FIN 46(R), supported with your basis for your conclusion. If this joint venture with THQ is a variable interest entity, please provide us with and revise future filings to include in your notes to your financial statements the disclosures outlined in Appendix C of FSP No. FAS 140-4 and FIN 46(R)-8, with regards to this ownership interests in a variable interest entity.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 62

9. We note from your disclosure that you have concluded that as of the end of the period covered by this Annual Report, your disclosure controls and procedures were adequate and effective to ensure that information required to be disclosed by you in the reports you file or submit with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. In future 10-Ks and 10-Qs, please revise the conclusion of your principle executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Form 10-Q for the quarterly period ended March 31, 2009

Financial Statements

Note 1 – Basis of Presentation, page 5

10. We note from your disclosure that effective January 1, 2009, you changed the deprecation methodology for molds and tools used in the manufacturing of products from a straight-line basis to a usage basis. In this regard, please tell us if this change in accounting principle was made retrospectively as prescribed by paragraph 15 of SFAS No. 154. Also, please provide us with and revise the notes to your financial statements to include the disclosures outlined in paragraph 17 of SFAS 154 or tell us why you believe these disclosures are not required.

Note 16 – Litigation, page 15 and 16

11. We note from your disclosure that WWE filed several lawsuits against the Company and your joint venture with THQ. In the "WWE Action" as described in your disclosure on page 18 of Form 10-K for the fiscal year ended December

31, 2008, it appears that among other things, WWE is declaring that the video game license with the joint venture and an amendment to your toy licenses with WWE are void and unenforceable. In the "JV action," WWE seeks, among other things, a declaration that WWE is entitled to terminate the video game license in connection with sales of WWE video games in Japan and other countries in Asia and monetary damages. Considering the significant impact that these business relationships with the WWE have on your results of operations, please revise your MD&A in future filings to quantify the potentially adverse consequence to your business, future statement of position, future results of operations and future cash flows if WWE prevails in each of its claims against you, THQ and the joint venture with THQ. Also, as it relates to the aforementioned, please separately disclose the potentially adverse consequence to your future statement of position, future results of operations and cash flows if you are required to indemnify THQ and Mr. Farrell in the event that WWE prevails on any of its claims against THQ and Mr. Farrell. As part of your response, please provide us with your proposed future disclosure.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

12. We from your disclosure that the decrease in net sales for the Traditional Toys segment in the first quarter of 2009 as compared to the first quarter of 2008 was primarily due to lower sales of several products and / or brands (see page 20 for the list of products and brands). In this regard, please quantify each material factor (i.e. such as price change and / or volume changes) attributable to each product or brand, and discuss and quantify separately the effect on operations attributable to each material factor causing the aggregate change in net sales from period to period. Also, discuss the nature of or reason for the change in each material factor associated with the period-over-period change separately for each product or brand. Your cost of sales analysis for the Traditional Toys segment should also be revised accordingly to discuss for example the reason or factors that caused your product mix to change, causing more sales of higher cost

products, which decreased your 2009 gross margins. You should not only identify that you experienced more sales of higher product cost items, but should also analyze the reason underlying this period-over-period change in product mix. The analysis should reveal underlying material causes of the matters described and any future impact on operating results. A thorough analysis involves discussing <u>both</u> the intermediate effects of those material factors and the <u>reason</u> underlying those intermediate effects associated with the material causes for the change from period to period. You should provide enough information in your analysis to enable investors to see the company through the eyes of management. Please consider the above comment for all your disclosures in your results of operation section within MD&A. See Item 303 of Regulation S-K and FR-72 for guidance.

<u>Other</u>

13. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Mr. Joel M. Bennett, CFO
                       (310) 455-6352